

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Mario Marte
Chief Financial Officer
Chewy, Inc.
1855 Griffin Road, Suite B-428
Dania Beach, FL 33004

      Re: Chewy, Inc.
          Form 10-K for the Fiscal Year Ended February 2, 2020
          Filed April 2, 2020
          File No. 1-38936

Dear Mr. Marte:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services